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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Kirkland Lake Gold Ltd.

We consent to the use of:

•
our Report of Independent Registered Public Accounting Firm, dated February 19, 2020, addressed to the shareholders and Board of Directors of Kirkland Lake Gold Ltd. (the “Company”) on the consolidated financial statements of the Company which are comprised of the consolidated statements of financial position as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity and for the year then ended, and the related notes; and

•	our Report of Independent Registered Public Accounting Firm, dated February 19, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019,

each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2019

Chartered Professional Accountants, Licensed Public Accountants
March 30, 2020
Toronto, Canada

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